Filed Pursuant to General Instruction II.L. of Form F-10; File No. 333-87238

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

PROSPECTUS SUPPLEMENT
(To base shelf prospectus dated April 30, 2002)

NEW ISSUE	The date of this prospectus supplement is May 9, 2003

UP TO 3,245,615 SHARES OF COMMON STOCK AND WARRANTS
TO PURCHASE UP TO 548,148 SHARES OF COMMON STOCK OF

BIOMIRA INC.

This prospectus supplement relates to an offering by us on a “best efforts” basis of up to a maximum of 3,245,615 shares of our common stock at a purchase price of U.S.$1.14 per share. Investors participating in the offering will receive warrants, at an exercise price of U.S.$1.66 per share, to purchase 0.169 shares of common stock for every 1 share of common stock purchased in the offering.

We are permitted, under a multi jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared the financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies.

	Price to Public	Underwriting Commission(2)	Proceeds to Biomira (before expenses)

Per share of common stock(1)	U.S.$1.14	U.S.$0.045	U.S.$1.095
Maximum Total	U.S.$3,700,000	U.S.$148,000	U.S.$3,552,000

Notes:

(1)	Each investor will receive warrants to purchase 0.169 shares of common stock for every 1 share of common stock purchased in the offering.

(2)	Our placement agent, Rodman & Renshaw, Inc. (“Rodman”), will also receive a number of warrants, at an exercise price of U.S.$1.74 per share, equal to 1% of the number of shares of common stock actually sold to the public through Rodman. We also qualify the warrants and the shares of common stock issuable on exercise of the warrants paid to Rodman under this prospectus supplement. See “Plan of Distribution” on page 4 for more information regarding these arrangements.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and many of our assets are located in Canada.

Our common stock is traded on the Nasdaq National Market under the symbol “BIOM” and on the Toronto Stock Exchange under the symbol “BRA.” The closing price of the common stock on the Nasdaq National Market on May 8, 2003 was U.S.$1.18, and the closing price of the common stock on the Toronto Stock Exchange on May 8, 2003 was Cdn$1.66. There is no market through which our warrants may be sold and purchasers may not be able to resell our warrants purchased under this prospectus supplement.

INVESTING IN OUR COMMON STOCK AND WARRANTS INVOLVES A HIGH DEGREE OF RISK. SEE
THE RISK FACTORS IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED
BY REFERENCE THEREIN TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING
SHARES OF OUR COMMON STOCK AND WARRANTS

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

RODMAN & RENSHAW, INC.

ABOUT THIS PROSPECTUS SUPPLEMENT
WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
DILUTION
PLAN OF DISTRIBUTION
DESCRIPTION OF WARRANTS
CERTAIN LEGAL MATTERS
CERTIFICATE OF BIOMIRA INC.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. Under our base shelf registration, this prospectus supplement, which describes the specific terms of the shares of our common stock and warrants that we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The accompanying prospectus dated April 30, 2002, gives more general information, some of which may not apply to the shares of our common stock and warrants that we are offering. The accompanying prospectus is referred to as the “prospectus” or the “accompanying prospectus” in this prospectus supplement. Under the prospectus, we may sell any combination of the securities described in the prospectus up to a total dollar amount of U.S.$150,000,000, of which this offering is a part. On May 1, 2003 we closed an offering of 4,824,561 shares of our common stock and warrants to purchase 814,815 shares of our common stock sold under our prospectus and a shelf prospectus supplement dated April 30, 2003.

In the prospectus, we provide you with a general description of the shares of our common stock that we are offering. We additionally describe in this prospectus supplement the warrants that we are offering with the common stock and specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and warrants and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Incorporation of Certain Documents by Reference” on page 3 of the accompanying prospectus before investing in our common stock and warrants.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell shares of common stock and warrants only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock and warrants.

In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the accompanying prospectus. All references to “dollars”, “Cdn$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. In this prospectus supplement, unless the context otherwise indicates, the “Company”, “we”, “us” and “our” each refer to Biomira Inc. and its subsidiaries. All financial information included and incorporated by reference in this prospectus supplement is determined using Canadian generally accepted accounting principles (“Canadian GAAP”).

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Investor Relations Department of Biomira Inc., 2011 – 94 Street, Edmonton, Alberta, Canada, T6N 1H1 (telephone (780) 450-3761) or by accessing the Corporation’s disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, Biomira is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. You may read any document we furnish to the SEC at the SEC’s public reference rooms at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, documents filed with the SEC on and after August 5, 2002, have been filed electronically and may be accessed on the SEC’s Edgar site, which may be found on the internet at www.sec.gov/edgar/searchedgar/webusers.htm.

Under the short form prospectus system adopted by the securities commissions and other regulatory authorities in each of the provinces of Canada and under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference the information we file with securities commissions in Canada, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the securities commission or other similar authority in each of the provinces of Canada and to the extent applicable, supersede documents of a similar nature that were previously incorporated by reference:

(a)	our Annual Information Form dated May 17, 2002 for the year ended December 31, 2001;

(b)	our Material Change Report dated September 19, 2002 concerning the continuation of the Phase III clinical trial of THERATOPE® vaccine in the metastatic breast cancer indication;

(c)	our Material Change Report dated October 10, 2002 concerning our cost reduction program;

(d)	our audited consolidated balance sheets as at December 31, 2002 and 2001 and our audited consolidated statements of operations, deficit and cash flow for the years ended December 31, 2002, 2001 and 2000, together with the notes thereto and the auditor’s report thereon;

(e)	our prospectus supplement dated April 30, 2003, relating to our offering of up to 4,824,561 shares of our common stock and warrants to purchase up to 814,815 shares of our common stock;

(f)	our Material Change Report dated May 5, 2003 concerning the closing of our fully subscribed U.S.$5.5 million offer of common shares accompanied by warrants pursuant to the prospectus supplement dated April 30, 2003 and incorporated by reference pursuant to paragraph (e) above;

(g)	the information contained under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” contained in our Interim Report to shareholders for the 3 months ended March 31, 2003; and

(h)	our unaudited comparative consolidated financial statements for the 3 months ended March 31, 2003 together with the notes thereto.

Any documents of the type referred to in the preceding paragraph, or similar material, including all Annual Information Forms, all information circulars, all financial statements, all material change reports (excluding confidential reports, if any), all updated earnings coverage ratio information, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this prospectus supplement and prior to the termination of any offering under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement. We also incorporate by reference into the registration statement of which this prospectus supplement and the accompanying prospectus form a part all future annual reports and any other information we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, if and to the extent expressly provided in such report, until we sell all of the common shares and warrants under this offering.

USE OF PROCEEDS

If we were to sell 3,245,615 shares of our common stock pursuant to this offering, the net proceeds to us from this offering, before deducting the estimated placement agent fees and our estimated offering expenses, will be approximately U.S.$ 3,700,000 based upon the public offering price of U.S.$1.14 per share. Our placement agent, Rodman & Renshaw, Inc. (“Rodman”), will be working solely on a “best efforts” basis and therefore, we may not sell the entire amount of shares of our common stock offered pursuant to this prospectus. We plan to use the net proceeds we raise for general corporate purposes, including in connection with continued research and product development, including pre-clinical studies and clinical trials, as well as for the anticipated commercialization of our lead product candidate, THERATOPE®, including pre-marketing activities, hiring and expanding over time a sales force and developing a marketing capability to maximize our return in our co-promotion collaboration with Merck KGaA and its North American marketing affiliate, in order to build the requisite infrastructure as well as for other specific purposes. The amounts and timing of our actual expenditures for each purpose may vary significantly depending upon numerous factors, including the status of our product development and clinical trial efforts, regulatory approvals, competition, marketing and sales activities and the market acceptance of any products introduced by us.

Pending application of the proceeds of sale of the securities, Biomira intends to invest the net proceeds of the sale in short-term, investment-grade, U.S. dollar-denominated, interest-bearing instruments.

DILUTION

The net tangible book value of our common stock on March 31, 2003, adjusted by taking into consideration only our subsequent offering under the prospectus supplement dated April 30, 2003, was U.S.$20,884,111, or approximately U.S.$0.35 per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock and the shares of our common stock issuable on exercise of the warrants in this offering and the net tangible book value per share of our common stock immediately afterwards. Without taking into account any other changes in net tangible book value after March 31, 2003, other than the adjustment described above, and the sale of the 3,245,615 shares of common stock at a price of U.S.$1.14 per share and the 580,604 shares of our common stock issuable on exercise of the warrants qualified by us under this prospectus supplement and after deducting the estimated placement agent fees and estimated offering expenses payable by us, our net tangible book value would have been U.S.$25,362,510 or approximately U.S.$0.40 per share. This represents an accretion in net tangible book value of approximately U.S.$0.05 per share to existing stockholders and a dilution in net tangible book value of U.S.$0.74 per share to new investors. If only the sale of the 3,245,615 shares of common stock under this offering is taken into account, without taking into account the warrants, and after deducting the estimated placement agent fees and estimated offering expenses payable by us, our net tangible book value would have been U.S.$24,396,111, or approximately U.S.$0.39 per share. This represents an immediate accretion in net tangible book value of approximately U.S.$0.04 per share to existing stockholders and an immediate dilution in net tangible book value of U.S.$0.75 per share to new investors.

PLAN OF DISTRIBUTION

This prospectus supplement relates to an offering by us on a “best efforts” basis of up to 3,245,615 shares of our common stock at a purchase price of U.S.$1.14 per share and warrants to purchase up to 548,148 shares of our common stock at an exercise price of U.S.$1.66 per share, to certain individual and institutional investors outside of Canada. Investors participating in the offering will receive warrants to purchase 0.169 shares of common stock for every 1 share of common stock purchased in the offering. In connection with this offering, we will pay fees and issue up to 32,456 warrants to Rodman, at an exercise price of U.S.$1.74 per share, who will be working solely on a “best efforts” basis. Therefore, we may not sell the entire amount of shares of our common stock and warrants offered pursuant to this prospectus supplement.

Rodman may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the United States Securities Act of 1933, as amended, (the “Securities Act”), and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters, Rodman would be required to comply with the requirements of the Securities Act and the United States Securities Exchange Act of 1934, as amended, (the “Exchange Act”), including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants by Rodman. Under these rules and regulations, Rodman:

•	may not engage in any stabilization activity in connection with our securities; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until such time as it has completed its participation in the distribution.

On March 18, 2003, we entered into a letter agreement with Rodman pursuant to which Rodman agreed to act as a placement agent for purchasers of our securities pursuant to our base shelf prospectus dated April 30, 2002. Pursuant to the letter agreement, we will pay Rodman at each closing a cash fee equal to 4% of all cash proceeds received by us from investors introduced to us by Rodman and issue to Rodman a number of warrants equal to 1% of the number of shares of common stock actually sold to the public through Rodman. The warrants to be issued to Rodman as part of the placement agent’s fee will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this prospectus supplement except to officers or partners (not directors) of Rodman pursuant to Rule 2710(c)(7)(A) of the NASD Conduct Rules. We have also agreed to pay to Rodman a non-accountable expense allowance equal to 1% of the gross offering proceeds to Biomira, with an overall limit of U.S.$10,000. Under no circumstances, however, will the fee, commission or discount received by Rodman or any other NASD member or independent broker-dealer exceed 8% for the sale of any securities in this offering.

We have also agreed to indemnify Rodman against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Rodman may be required to make in respect of such liabilities.

DESCRIPTION OF WARRANTS

This prospectus supplement relates to the issuance of warrants to purchase up to 580,604 shares of our common stock (including the up to 32,456 compensation warrants issuable to Rodman) and the issuance of the shares of common stock upon exercise of the warrants. The warrants will have an exercise price of U.S.$1.66 per share (other then the warrants issued to Rodman, which have an exercise price of U.S. $1.74 per share) and are immediately exercisable. The warrants will expire if not exercised within two years of their date of issuance. The shares of our common stock underlying the warrants, when issued upon exercise of the warrants, will be fully paid and nonassessable, and we will pay any transfer tax incurred as a result of the issuance of the underlying common stock except for any tax payable in respect of any transfer in a name other than the holders.

The warrants contain provisions that protect the holders against dilution by adjustment of the exercise price and the number of shares issuable. Such adjustments will occur in the event, among others, of a:

•	merger,

•	stock split or reverse stock split,

•	stock dividend,

•	sale or transfer of all or substantially all of the Company’s assets,

•	recapitalization, or

•	distribution of assets.

We are not required to issue fractional shares upon the exercise of the warrants. The holders of the warrants will not possess any rights as shareholders of Biomira until such holders exercise the warrants.

Each warrant may be exercised upon surrender of the warrant on or before the expiration date of the warrant at our offices with the Form of Election to Purchase attached to the warrant completed and executed as indicated, accompanied by payment of the exercise price in immediately available funds, by certified or bank draft or by wire transfer to an account designated by us, for the number of shares with respect to which the warrant is being exercised. We will promptly deliver certificates representing the purchased shares to the registered holder of the warrant, registered in the name specified in the Form of Election to Purchase. The warrants do not contain provisions for cashless exercise (except in circumstances where we are unable to deliver unlegended certificates representing freely tradeable purchased shares to the registered holder of the warrant) and there is no minimum or maximum amount which may be exercised at any one time.

The warrants (or any portion thereof) may not be transferred or assigned without our prior written consent except in certain limited circumstances. Subject to the foregoing, we shall register the transfer or assignment of any portion of a warrant in the warrant register upon surrender of the warrant at our offices with the Form of Assignment attached to the warrant completed and executed as indicated. Upon any such transfer or assignment, a new warrant evidencing the portion transferred shall be issued to the transferee, and a new warrant evidencing the remaining portion not transferred shall be issued to the transferor. Each warrant is exchangeable, upon surrender of the warrant at our offices, for one or more new warrants, evidencing in the aggregate the right to purchase the number of shares of our common stock which may then be purchased pursuant to the warrant.

For the life of the warrants, the holders of the warrants have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of the underlying common stock. The warrant holders may be expected to exercise the warrants at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of our common stock on terms more favorable than those provided for by the warrants. Furthermore, the terms on which we obtain additional capital during the life of the warrants may be adversely affected by the existence of these warrants.

The warrants will not be listed on any exchange or quotation system. We will act as warrant agent under the warrants.

CERTAIN LEGAL MATTERS

The validity of the shares of common stock and the warrants we are offering will be passed upon for us by Fraser Milner Casgrain LLP, Edmonton, Canada, and in reliance on their opinion, by Pepper Hamilton LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for Rodman by Feldman Weinstein LLP, New York, New York.

As of May 9, 2003 the partners and associates of Fraser Milner Casgrain LLP and Pepper Hamilton LLP as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

CERTIFICATE OF BIOMIRA INC.

Dated: May 9, 2003

The short form base shelf prospectus dated April 30, 2002, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing prospectus supplement, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the base shelf prospectus and this prospectus supplement as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, Newfoundland and Labrador and Prince Edward Island.

(Signed) T. ALEXANDER MCPHERSON, M.D., Ph.D. CHIEF EXECUTIVE OFFICER	(Signed) EDWARD A. TAYLOR CHIEF FINANCIAL OFFICER

On behalf of the Board of Directors

(Signed) ERIC E. BAKER DIRECTOR	(Signed) MICHAEL C. WELSH DIRECTOR